82-34724

04035992

SUPPL

Financial Statements of

Snackie Jack's Ltd.

(Formerly: Curran Bay Resources Ltd.)

Six months ended May 31, 2004

(Unaudited – Prepared by Management)

SNACKIE JACKS LTD.

(Formerly: Curran Bay Resources Ltd.)
Balance Sheets
(Prepared by Management)

	May 31, 2004 Unaudited	November 30, 2003 Audited
Assets		
Current assets		
Cash	$ -	$ -
Accounts receivable:	22,237	14.787
Inventory	34,335	31.329
	56,572	46.116
Other		
Loan receivable from related company (note 6)	38,698	38.698
Product development costs	375,000	375,000
Capital assets	17,553	5,453
Goodwill (note 3)	7,425	7.425
Mining claims	-	-
	438,676	426.576
	$ 495,248	$ 472,692
Liabilities and Shareholder's Equity		
Current liabilities:		
Bank indebtedness	$ 49,689	$ 16,134
Accounts payable and accrued liabilities	16,305	16,245
Advances from officer (note 6)	248,815	55,612
	314,809	87,991
Shareholders' equity		
Share capital (note 4)	786,874	786,784
Contributed surplus	-	-
(Deficit)	(606.435)	(402,173)
	180,439	(384,701)
	$ 495,248	$ 472,691

SNACKIE JACKS LTD.

(Formerly: Curran Bay Resources Ltd.)
Statements of Operations and Deficit
Second Quarter ended May 31, 2004 and 2003
(Unaudited – Prepared by Management)

	Three Months		Six Months	
	2004	2003	2004	2003
REVENUE				
Product sales	$ 4,660	$ -	$ 7,356	$ 6,542
Direct operating costs	(17,784)	-	(64,580)	3,106
	(13,124)	-	(57,224)	3,436
OPEARATING EXPENSES				
Consulting fees	9,277	-	22,213	-
Professional fees	11,341	-	13,144	50
Travel ,trade shows and promotion	36,798	-	75,587	-
Occupancy costs	5,490	-	13,525	-
(Gain) on settlement of debt	-	(133,337)	-	(133,337)
Office, general and administration	13,068	-	22,569	180
	75,974	(133,337)	(147,038)	(133,107)
Net Income (loss) for the period	(89,098)	133,387	(204,262)	136,543
Deficit, Beginning of Period	(517,341)	(1,842,635)	(402,173)	(1,846,041)
	(606,435)	(1,709,498)	(606,435)	(1,709,498)
TRANSFER OF DEFICT TO SHARE CAPITAL ON REVERSE TAKEOVER (NOTE 4)	-	1,522,341	-	1,522,341
DEFICIT, END OF PERIOD	$ (606,435)	$ (187,157)	(606,435)	(187,157)
NET INCOME (LOSS) PER SHARE	$ (0.00)	$ 0.01	$ (0.01	$ 0.01

SNACKIE JACK'S LTD.

(Formerly: Curran Bay Resources Ltd.)
Statements of Cash Flows
Second Quarter ended May 31, 2004 and 2003
(Unaudited – Prepared by Management)

	Three Months		Six Months	
	2004	2003	2004	2003
CASH PROVIDED BY (USED IN):				
Operating Activities				
Net Income (loss) for the period	$ (89,098)	$ (133,337)	$ (204,262)	$ 136,543
Changes in non-cash operating working capital	(995)	(155,064)	(10,396)	(150,279)
	(90,093)	(21,727)	(214,658)	(13,736)
Investing Activities				
Capital assets acquired	-	-	(12,100)	-
Goodwill acquired	-	(7,425)	-	(7,425)
	-	(7,425)	(12,100)	(7,425)
Financing Activities				
Advances from shareholder	71,602	-	193,203	-
	71,602	-	193,203	-
INCREASE (DECREASE) IN CASH	(18,491)	(14,302)	(33,555)	(21,161)
CASH, BEGINNING OF PERIOD	(31,198)	4,662	(16,134)	6,861
CASH, END OF PERIOD	$)(49,689)	$(14,300)	$(49,689)	($14,300)

SNACKIE JACK'S LTD.

(Formerly: Curran Bay Resources Ltd.)
Notes to Financial Statements
May 31, 2004
(Unaudited – Prepared by Management)

1. Accounting policies:

The enclosed unaudited financial statements for the six months ended May 2003 and 2002 conform with generally accepted accounting principals in Canada for interim financial reporting. However, the unaudited financial statements for the six months ended May 2004 and 2003 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Corporation's November 30, 2003 audited financial statements. The accounting policies and methods followed in preparing these financial statements are those used by Snackie Jack's Limited (the "Corporation") as set out in the November 30, 2003 audited financial statements, except for the following:

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended May 31, 2004 are not indicative of the results that may be expected for the full year ended November 30, 2004.

2. Nature of business and business combination

Snackie Jacks Ltd. (the Company") formerly Curran Bay Resources Ltd. was formed following a reverse takeover of Curran Bay Resources Ltd. by Snackie Jack's Inc. The Company is in the business of developing a commercial market for the distribution and sale of its soy based food products in Canada and the United States.

With effect to May 23, 2003 these financial statements give effect to the following transactions:

i) The consolidation and issuance of one new common share and one new preference share for 19 old common shares and 19 old preference shares to the former shareholders of Curran Bay Resources Ltd...

ii) The issuance of 23,175,345 post consolidation common shares of Curran Bay Resources Ltd. In exchange for all the issued and outstanding shares of Snackie Jack's Inc. (being 23,175,345 common shares).

iii) The reduction of the contributed capital and share capital to the extent of its deficit at the time.

iv) A change in name to Snackie Jacks Ltd. from Curran Bay Resources Ltd. on May 23, 2003 under the laws of the Province of Ontario.

SNACKIE JACKS LTD.
(Formerly: Curran Bay Resources Ltd.)
Notes to Financial Statements
May 31, 2004
(Unaudited – Prepared by Management)

3. Business combination and basis of accounting

In accounting for the business combination the financial statements have been accounted for using the Purchase Method of accounting known as a "Reverse Takeover" as the exchange of shares leaves the former shareholders of Snackie Jacks Inc. with the majority of the issued and outstanding shares of Snackie Jack's Ltd. (formerly Curran Bay Resources Ltd. Using this method of accounting Snackie Jack's Inc. is deemed to be the purchaser and accordingly, its assets and liabilities at the Acquisition Date were brought forward at their book value.

In addition, the assets acquired from Curran Bay Resources Ltd. are being recorded at their fair market value which approximates its book value. The net assets acquired and consideration given on May 23, 2003 is as follows:

Liabilities assumed	$	7,446
Less: current assets		(21)
Goodwill		$ 7,425
Consideration given:		
114,000 common shares	$	7,424
105,263 preference shares		1
Total consideration		$ 7,425

4. Share capital:

(a) Authorized:

Unlimited number of common shares
Unlimited number of non- participating, redeemable,
Voting preference shares

(b) Issued:

Preference Shares	Number of shares	Amount
Balance November 30, 2002 (prior to prior to reverse takeover)	2,000,000	$ 300,000
Transfer to common shares on reverse takeover	-	(300,000)
Consolidation pf shares on the basis of 19 old shares for 1 new share	(1,894,734)	-
Preference shares; May 31, 2003 (after reverse takeover)	105,266	-
Common Shares		
Issued: November 30, 2002 (prior to reverse takeover)	2,166,008	$ 1,648,713
Consolidation of shares on the basis of 19 old shares for 1 new share	(2,052,008)	-
	114,000	1,648,713
Issued to shareholders of Snackie Jack's Inc.	23,175,345	324,542
Transfer from preference shares	-	300,000
Transfer of deficit of Curran Bay to share capital (on reverse takeover)	-	(1,522,341)
Transfer of contributed surplus to share capital (on reverse takeover)	-	35,960
Balance, May 31, 2004 and November 30, 2003	23,289,345	786,874
Total Share Capital		$ 786,874

5. Income taxes:

At May 31, 2004 the Corporation's income tax expense was nil. No benefit related to available non-capital loss carry forwards has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

6. Related party transactions:

Related party transactions not disclosed elsewhere in these financial statements are as follows:

- The advances from related parties are interest free and have no terms of repayment.

- The advances to related parties are interest free and have no terms of repayment.